Mail-Stop 4561
		 								July 12, 2007

Via facsimile and U.S. Mail
Mr. W.B. Marsh
President and Chief Executive Officer
First Commerce Bancorp, Inc.
500 North Ellington Parkway
Lewisburg, Tennessee 37091

Re:    First Commerce Bancorp, Inc.
                     Preliminary Proxy Statement and Schedule 13E-
3
	         File Nos. 0-52257 (Proxy), 005-82901 (Schedule 13E-
3)
                     Filed May 29, 2007

Dear Mr. Marsh:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Revise each biography to disclose the office or employment during the last 5 years.








Shareholder Letter
2. Revise the table at the bottom of the cover page under the "Effect" column to also disclose voting rights and dividends. For example, for holders with 1,021 shares or more, the disclosure to be added might be, "voting rights unchanged, dividend rights unchanged"
3. Revise the second full paragraph on the second page to separate the advantages and disadvantages of the transaction.
4. Revise the paragraph preceding the bold paragraph on the last page of the shareholder letter to indicate that the terms are procedurally and substantially fair to unaffiliated security holders.

Proxy Statement
General
5. Supplementally advise the staff as to when the holding company was formed and the company`s exemption from registration of that transaction.
6. We note that you are purporting to create two new classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 500 shareholders of record. In your response letter, provide your legal analysis as to why the common stock and Class A and B stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized
Class A and B stock are separate classes of securities under state law. Your response should also provide counsel`s legal analysis as to why it is opining that your common stock and the newly authorized
Class A and B stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the Class A and B stock and why the rights of each class support the opinion of counsel.
7. Further, the analysis should specifically address whether or not the Class A and B stock is convertible into common stock upon a change of control.
8. Please provide t the staff, the information that would be required by Item 1005(a) of Regulation M-A, i.e., any loan between the bank and any one of the officers and directors with a principal amount of
$109,290 if the officers and directors were filers.




Questions and Answers, page 1
9. Revise the second answer to disclose the requirements of Section
404.
10. With regard to the first answer on page 2, add bullets to disclose the effect of the changes in voting rights, dividends, liquidation and change of control.
11. Revise the first answer on page 3 to add balance to the discussion by addressing what will take the place of the investor protections in the SEC rules, the NASD rules, ownership disclosure rules, etc. In addition, revise to explain how the semi-annual and quarterly letters will differ from annual and quarterly reports filed with the SEC and how the regulatory reports are different from SEC reports. Finally, disclose what investor protection rules will still be applied by the remaining regulators.
12. Revise the last answer on page 3 (carried over to page 4) and throughout the proxy to indicate the transaction is substantively and procedurally fair to "unaffiliated" shareholders. Also, disclose in this answer whether or not any of the officers and directors will be affected, i.e., do they hold less than 1,021 shares.
13. Revise the first question on page 7 to insert, "or through other transfers" after the word, "trades".
14. Revise the second answer on page 7 to briefly discuss whether shareholders will get the same audit as under SEC rules.
15. Revise the first answer on page 9 to indicate when the "fair value" determination by the company will occur.
16. Revise the second answer on page 10 to address the effect on directors and officers with regard to indemnification, compliance with Sarbanes-Oxley, compliance with SEC rules relating to officers and directors disclosures and actions, and, compliance with NASD rules.












Background of the Reclassification Transaction
17. With regard to the third paragraph on page 13, provide the staff with all correspondence with the FDIC (both sent and received) regarding the request for the reclassification.
18. Revise the disclosure to address whether or not there was any discussion with, by or between the Board, the officers of the Company, it counsel or any other parties regarding forming the holding company to become a SEC reporting company to enable the Company to deregister. If so, provides the date(s).
19. Revise the third full paragraph on page 14 to indicate, since the formation of the holding company, whether there were any security issuances or acquisitions.
20. In the last paragraph of this section, revise to more specifically discuss the reasons for the particular structure. That is, why did the board choose a method of going private that result in unaffiliated security holders receiving unregistered securities with no voting rights?

Reasons for the Reclassification Transaction, page 17
21. Please discuss the recent SEC and PCAOB actions to make Rule
3404
less expensive to comply with.
Our Position as to the Fairness of the Reclassification
Transaction,
page 19
22. Revise the second bullet on page 24 to disclose the most recent trading price per share.
23. Revise both the procedural and substantive fairness determinations to specifically address the fairness of the proposed transaction to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Substantive Fairness, page 20
24. In the list of negative factors, please include the lack of information about executive compensation.

Procedural Fairness, page 23
25. In view of the distinct differences between the classes of securities involved in the reclassification and the fact that no officers and directors are affected, please delete the phrase in the third bullet on page 19, "our board would be treated the same as the other shareholders", and the phrase in the carryover paragraph at the top of page 25, "who will be treated identically to".

Effects of the reclassification Transaction on First Commerce Effect on Trading of Common Stock, page 28
26. Revise to disclose that if a trading market begins for the Company`s stock, it will not be available to holders of the Class A and B shares.
Effect on Outstanding Options, page 29
27. Revise to summarize the option rules of the SEC and NASD that will no longer apply.

Effect on Our Directors and Executive Officers, page 30
28. Revise to summarize the effect from not having to comply with SEC and NASD rules relating to indemnification, disclosure of activities and limitations on activities.

Selected Historical Financial Information (Unaudited), page 48

29. It is inappropriate to qualify information in the proxy statement by reference to information not included in the proxy statement.
Please revise.

Information Incorporated by Reference, page 59
30. Since you are not S-3 eligible, you cannot incorporate by reference. Please revise.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Branch Chief
						Financial Services Group
CC:	Via U.S. Mail and Fax:
	Bob F. Thompson, Esq.
	Bass, Berry & Sims PLC
	315 Deaderick Street, Suite 7200
	Nashville, Tennessee 37238-0002
	Phone (615) 742-6200
	Facsimile (615) 742-2813
Mr. W. B. Marsh
First Commerce Bancorp, Inc.
Page 6